Exhibit (a)(5)(ii)

Excerpts From Conference Call Transcript

ADSK - Q1 2009 Autodesk, Inc. Earnings Conference Call

EVENT DATE/TIME: MAY. 15. 2008 / 2:00PM PT

PRESENTATION

Operator

Ladies and gentlemen, welcome to the first quarter 2009 Autodesk Incorporated earnings conference call. My name is Eric, and I will be your coordinator for today. (OPERATOR INSTRUCTIONS) I would now like to turn your presentation over to your host for today’s call, Mr. David Gennarelli, Director of Investor Relations. Please proceed.

David Gennarelli - Autodesk, Inc. - Director of Investor Relations

Thanks, operator. Good afternoon, and thank you for joining our conference call to discuss our first quarter fiscal 2009. With me today are Carl Bass, our Chief Executive Officer, and Al Castino, our Chief Financial Officer. Today’s conference call is being broadcast live through an audio webcast. In addition, a replay of the call will be available by web cast at autodesk.com/investor. During the course of this conference call we will make forward-looking statements regarding future events and the future financial performance of the company, our guidance for the second and third quarters of fiscal 2009 and full year fiscal 2009. Factors we use to estimate our guidance for those periods, our future business prospects and revenue growth, our market opportunities, trends for our products and trends for various geographies and anticipated benefits of acquisitions such as the proposed acquisition of Moldflow Corporation. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results might differ materially.

Please refer to the documents we file from time to time with the SEC, specifically our 10K for fiscal year 2008 and our periodic 8-K filing which includes the 8-K filed with today’s press release. These documents contain and identify important risks and other factors and may cause actual results to differ materially from those contained in our forward-looking statements. Forward-looking statements made during this call are being made as of today’s earnings call. If this call is replayed or reviewed after today, the information presented during the call may not contain current or accurate information. Autodesk disclaims any obligation to update or revise any forward-looking statements and in adherence with regulation of fair disclosure, Autodesk will provide quarterly information and forward-looking guidance in its quarterly financial press release and its publicly announced conference call. We will not provide any further guidance or updates on our performance during the quarter unless we do so in a public forum. During the call, we will discuss non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principals. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures will be provided either on this conference call or can be found in today’s press release and made available on our website. In addition, we will quote a number of percentage increases as we discuss our financial performance. Unless and otherwise noted, each percentage represents the growth rate of the first quarter fiscal 2009 as compared to first quarter of fiscal 2008. With that, I would like to turn it over to Carl Bass.

Al Castino - Autodesk, Inc. - CFO

On May 1 we announced our intent to acquire Moldflow Corporation. We believe Moldflow will contribute approximately 30 million to our net revenues in fiscal year ‘09 and decrease our GAAP diluted earnings per share by approximately $0.10 per diluted share. We now believe it will be diluted to fiscal year ‘09 by up to $0.03 per diluted share on non-GAAP basis. However, we believe this still fits within our stated non-GAAP guidance of between $2.20 and $2.30 for full-year fiscal 2009. Assuming the multiple acquisitions completed in the second calendar quarter 2008, I would expect this transaction to be dilutive to our GAAP diluted earnings per share by between $0.07 and $0.08 in the second quarter. We expect this transaction to be diluted to non-GAAP diluted earnings per share by between $0.01 and $0.02 the second quarter fiscal 2009 excluding 16 million related to the write off of IP R&D and amortization of acquisitions related intangibles. Let me turn it back over

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May. 15. 2008 / 2:00PM PT, ADSK - Q1 2009 Autodesk, Inc. Earnings Conference Call

Carl Bass - Autodesk, Inc. - CEO

Thanks, Al. As Al just mentioned, we announced our intent to acquire Moldflow Corporation, a leading provider of simulation software used to optimize the design of injection molded plastic parts and molds. We are very excited about this as we believe the plastic market represents am important and complimentary opportunity. The combination of solutions will enable Autodesk to provide suppliers in the automotive, electronics, health care, and consumer products markets with a fully digital development process for plastic injection part and mold design. So, to wrap things up, we are tuning our business to meet the current market conditions We will continue to work through the economic head winds in the U.S. and capitalize on growth markets in our international regions. We will also continue to work hard to shape the evolution of industry design trends such as digital prototyping and BIM where Autodesk product portfolio is very strong.

QUESTION AND ANSWER

Brendan Barnicle - Pacific Crest Securities - Analyst

Great. Thanks. Carl, just quickly on the Moldflow guidance, you mentioned the impact EPS, can you give us any ballpark figures on what it may do in terms of revenue?

Al Castino - Autodesk, Inc. - CFO

I actually provided that. Just to be clear, when I gave you the guidance by quarter, that was without Moldflow. At the very end of my prepared remarks I talked about Moldflow in terms of estimate how it would impact our numbers and that can change by when we close the transaction. Assuming we close late this quarter, it would contribute about $30 million of revenue for the year and that’s after deferred revenue write down which shifts heavily in the first six months of an acquisition. That’s why I talked about it. That 30 million coming from Moldflow, that’s not in that revenue range I gave you of 2.45 and 2.5. Same range we had investor day, it would be in addition to that but it can vary according to when we close the deal.

Brendan Barnicle - Pacific Crest Securities - Analyst

Right. Right. I understand that. You mentioned Q2 and you have given us where you thought the EPS dilution would come from. Can you give us any more kind of — and I understand it depends on when it closes, but there must be some sort of revenue assumptions around that $0.01 to $0.02 dilution in Q2.

Al Castino - Autodesk, Inc. - CFO

It would not produce much revenue in Q2. Deferred revenue write down hits pretty heavy in that first quarter of the transaction. We are not going to break it. Again, it changes dramatically according to what day we actually close the transaction, especially the revenue number. It changes dramatically. We are not ready to do that.

Brendan Barnicle - Pacific Crest Securities - Analyst

Okay. Thank you.

Operator

Your next question comes from the line of Bob Becker with Argus Research. Please proceed.

Bob Becker - Argus Research - Analyst

May. 15. 2008 / 2:00PM PT, ADSK - Q1 2009 Autodesk, Inc. Earnings Conference Call

Good afternoon. Carl, Moldflow recently adopted a task based floating license system to improve the adoption of digital prototyping software. I am wondering, is there an opportunity to adopt this new model to other Autodesk products?

Carl Bass - Autodesk, Inc. - CEO

We haven’t looked a lot at the licensing models. We have a significant number of models. One of the things to look at for us is when we do these acquisitions, making sure we can can take the new businesses and integrate them successfully with our back office. We are always on the lookout for clever and more innovative licensing models and if this is one of them, we will take a look at it. In the context that we need to make this work for $2.5 billion enterprise and not necessarily what is possible for a $75 million enterprise.

Additional Information and Where to Find It:

This transcript is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Moldflow Corporation common stock is made only pursuant to an offer to purchase and related materials that Autodesk and Switch Acquisition Corporation filed on Schedule TO with the SEC on May 15, 2008. Moldflow also filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer on May 15, 2008. Moldflow stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Moldflow stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson, Inc., the information agent for the offer, at (877) 278-9677 (banks and brokers call (212) 440-9800 ), from Autodesk (with respect to documents filed by Autodesk with the SEC), or from Moldflow (with respect to documents filed by Moldflow with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.